UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Odonate Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

676079106
(CUSIP Number)

Odonate Holdings, LLC

4747 Executive Drive, Suite 510

San Diego, CA 92121

(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 676079106	13D	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Odonate Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,340,738
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,340,738
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,340,738
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.7%
14	Type of Reporting Person OO

Explanatory Note: This Amendment No. 1 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Odonate Holdings, LLC, a Delaware limited liability company (the “Reporting Person”), initially filed by the Reporting Person with the Securities and Exchange Commission on December 18, 2017 (the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of Odonate Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Items 3 and 5 of the Statement are hereby amended to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Since December 18, 2017, the Reporting Person has transferred to the Issuer or distributed to members 744,949 shares of the Issuer’s Common Stock. No monetary consideration was received in connection with these transactions.

Item 5. Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)          Amount beneficially owned and percentage of class:

Odonate Holdings, LLC	2,340,738 shares, representing 8.7% of the class

Odonate Holdings, LLC is the beneficial owner of 2,340,738 shares of the Issuer’s Common Stock. Subject to the arrangements described in Item 6 of this Statement, Odonate Holdings, LLC has granted: (i) the Issuer a proxy directing the Issuer to vote the 2,186,453 shares of the Issuer’s Common Stock held by Odonate Holdings, LLC for the benefit of Odonate Management Holdings, LLC, with such vote to be cast in the same proportion as the votes cast by other holders of the Issuer’s Common Stock; and (ii) Tang Capital Partners, LP ("TCP") a proxy granting TCP the authority, at TCP's discretion, to vote the 154,285 shares of the Issuer’s Common Stock held by Odonate Holdings, LLC for the benefit of TCP. Holdings disclaims beneficial ownership of all of the shares, as Holdings has no voting or dispositive control over the shares, and also has no pecuniary interest in the shares.

(b)          Voting and disposition powers:

Sole power to vote or direct the vote: 0 shares

Shared power to vote or direct the vote: 2,340,738 shares

Sole power to dispose or direct the disposition: 0 shares

Shared power to dispose or direct the disposition: 2,340,738 shares

(c)          The Reporting Person has engaged in the following transactions in the Issuer’s Common Stock during the last 60 days.

Entity	Transaction	Date	Shares
Odonate Holdings, LLC	Distribution	September 18, 2018	34,683
Odonate Holdings, LLC	Distribution	September 19, 2018	1,112
Odonate Holdings, LLC	Transfer	September 27, 2018	60,124
Odonate Holdings, LLC	Transfer	September 27, 2018	9,156
Odonate Holdings, LLC	Distribution	November 1, 2018	19,317

(d)          N/A.

(e)          N/A.

*          *          *

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

November 9, 2018

Odonate Holdings, LLC

By:	/s/ John G. Lemkey
John G. Lemkey, Chief Financial Officer